Exhibit 99.1

June 30, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements (Item 16F (a)) made by Webzen Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16F (a) of Form 20-F, as part of the Form 20-F of Webzen Inc. dated June 30, 2010.   We agree with the statements made in Item 16F (a) concerning our Firm in such Form 20-F. In addition, We have no basis on which to agree or disagree with the statements made in Item 16F (b).

Very truly yours,

/s/ Samil PricewaterhouseCoopers
Samil PricewaterhouseCoopers

Seoul, Korea

Samil PricewaterhouseCoopers
LS Yongsan Tower, 191, Hangangno 2-ga, Yongsan-gu, Seoul 140-702, Korea (Yongsan P.O Box 266, 140-600)  www.samil.com

Samil PricewaterhouseCoopers is the Korean network firm of PricewaterhouseCoopers International Limited (PwCIL). "PricewaterhouseCoopers" and "PwC" refer to the network of member firms of PwCIL. Each member firm is a separate legal entity and does not act as an agent of PwCIL or any other member firm.